

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2008

Mail Stop 4561

Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
By U.S. Mail and facsimile to (410) 260-2072

Re: Severn Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-49731

Dear Mr. Bevivino:

We have reviewed your filing and have the following comments. Please provide
a written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 14

1. We note that your recorded investment in impaired loans increased from
    approximately $18.0 million at December 31, 2007 to $42.4 million at June 30, 2008
    and that the related allowance for credit losses decreased from $1.2 million to $1.1
    million. We also note that your non-accrual loans increased $16.7 million, or
    216.2%, to $24.4 million as of June 30, 2008, compared to $7.7 million as of

December 31, 2007. Despite this apparent deterioration in asset quality, your allowance for credit losses as a percentage of total loans decreased from 1.2% at December 31, 2007 to 1.1% at June 30, 2008. In order to more clearly bridge the gap between observed changes in your credit quality and its resultant impact on changes in your allowance for credit losses, and to fully understand management's actions in this regard, please revise future filings, beginning with your next Form 10-Q, to disclose the following:

- The specific events and circumstances that occurred during the first and second quarters of 2008 that caused the significant increase in impaired loans;
- A description of the collateral backing these loans, how often you obtain updated appraisals and how these collateral values impacted your determination of when to place these loans on non-accrual status;
- How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans;
- The specific reserves for each of the individual loans included in the $11.4 million and $8.3 million balance of impaired loans at June 30, 2008 and December 31, 2007, respectively, including changes in facts and circumstances to support the timing of these individual reserves and the overall decrease in your specific reserve for these impaired loans as a whole;
- Substantive reasons to support your conclusion that there was no valuation allowance necessary for $31.0 million of the $42.4 million in impaired loans at June 30, 2008. We note your disclosure in Note 10 on page 8 regarding the $11.4 million that you state you account for under SFAS 114 and are unclear how you evaluated the remaining $31.0 million of impaired loans; and
- How actual and expected changes in the level of impaired loans, non-accrual loans (other than those specifically identified under SFAS 114) and charge-offs impacted your determination of the general component of your allowance for credit losses.

Please provide us with your proposed disclosures in your response.

Exhibits 31.1 and 31.2

Section 302 certifications

2. In future filings, please revise your certifications to exclude (i) the title of the certifying individual from the opening paragraph and (ii) the word "quarterly" or "annual", as applicable, from paragraphs 2, 3, 4 and 5. The certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Assistant Chief Accountant